
April 5, 2023

Tim Smith
Chief Executive Officer, President
U.S. GoldMining Inc.
1030 West Georgia Street, Suite 1830
Vancouver, BC, Canada V6E 2Y3

> **Re: U.S. GoldMining Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 29, 2023**
> **File No. 333-369693**

Dear Tim Smith:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 24, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.   Disclose whether your offering is contingent upon on final approval of your NASDAQ listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement.

2.   To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page to indicate that the offering is not contingent on NASDAQ approval of your listing application and that if the shares are not approved for listing, you may experience difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity and the value of shares.

Risk Factors
The market price of our securities may be volatile, which could result in substantial losses for
investors purchasing securities, page 30

3.   We note recent instances of extreme stock price run-ups followed by rapid price declines
and stock price volatility seemingly unrelated to company performance following
a number of recent initial public offerings, particularly among companies with relatively
smaller public floats. Please revise this risk factor to address the potential for rapid price
volatility and any known factors particular to your offering that may add to this risk and
discuss the risks to investors when investing in stock where the price is changing rapidly.
Clearly state that such volatility may make it difficult for prospective investors to assess
the rapidly changing value of your stock.

Dilution, page 37

4.   Please tell us how you derived pro forma as adjusted net tangible book value of $11.4
million and the related per share amount of $0.98 as of November 30, 2022.

Exhibits

5.   You disclose on page 95 of the Registration Statement that you will pay certain security
dealers up to $200,000 in the aggregate for introductory services in the United States
performed in connection with this offering. Please file this agreement as an exhibit to
your registration statement.

   You may contact Steve Lo, Staff Accountant at 202-551-3394 or Craig Arakawa,
Accounting Branch Chief at 202-551-3650 if you have questions regarding comments on the
financial statements and related matters. Please contact George K. Schuler, Mining Engineer at
202 551-3718 for engineering related questions. Please contact Michael Purcell, Staff Attorney at
202-551-5351 or Irene Barberena-Meissner. Staff Attorney at 202-551-6548 with any other
questions.

                                                                Sincerely,

                                                                Division of Corporation Finance
                                                                Office of Energy & Transportation

cc: Rick Werner